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                                                                   Exhibit 99.55

                                     [Logo]

                           FRASER MILNER CASGRAIN LLP

December 22, 2005

BRITISH COLUMBIA SECURITIES COMMISSION
ALBERTA SECURITIES COMMISSION
MANITOBA SECURITIES COMMISSION
ONTARIO SECURITIES COMMISSION

Dear Mesdames/Sirs:

Subject: Transition Therapeutics Inc. (the "Corporation")
         Prospectus dated December 22, 2005 relating to the New Issue of 15,000,000 Common Shares (the "Offering")

We refer to the (final) prospectus dated December 22, 2005 (the "PROSPECTUS") in connection with the Offering of the Corporation.

We hereby consent to the use of our firm's name on the face page of the Prospectus and under the heading "Interests of Experts".

This letter is solely for the information of the addresses listed above and is not to be referred to in whole or in part in the Prospectus or in any other similar document and should not be relied on by any other person.

Yours truly,


(s) Fraser Milner Casgrain LLP

I Place Ville-Marie   39th Floor Montreal QC H3B 4M7   Telephone: (514) 878-8800
                      Fax: (514) 866-2241   www.fmc-law.com
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